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                              December 14, 2022

       Laurence Beltr  o Gomes
       Chief Financial Officer
       Lavoro Limited
       Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401
       S  o Paulo - SP, 04548-005, Brazil

                                                        Re: Lavoro Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed December 6,
2022
                                                            File No. 333-267653

       Dear Laurence Beltr  o Gomes:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-4

       Questions and Answers About the Business Combination
       What are the U.S. federal income tax consequences of the Business Combination...?, page 30

   1. We note your response to prior comment 8, revised disclosure and re-issue in part. We further note that you
state that the SPAC Mergers "should qualify" as a "reorganization."
                                                        To the extent the
opinion is subject to uncertainty, please revise the response to this question, and elsewhere
in the document as applicable, to clearly explain the facts and circumstances giving
rise to the uncertainty and provide disclosure of possible alternative tax consequences.
Please also revise your response to this question to clearly disclose that this is the opinion of
tax counsel and identify counsel.
 Laurence Beltr  o Gomes
Lavoro Limited
December 14, 2022
Page 2
Summary of the Proxy Statement/Prospectus
Recent Developments, page 40

2. Please revise your disclosure in this section to reflect your disclosure in other filings that
         Pattern Ag was founded with an initial investment from an affiliate of the Sponsor and is one of The Production Board's portfolio companies.
Certain Unaudited Projected Financial Information, page 150

3. We note your response to prior comment 21. We further note your disclosure indicating that the projections were prepared in February and March 2022. Given the passage of time between the preparation of the projections and potential effectiveness of this registration statement, please revise to clearly state whether or not the projections still reflect Lavoro
         management   s views on future performance. To the extent they do not,
please describe
         why.
Management's Discussion and Analysis of Financial Condition and Results Of Operations of
Lavoro
Overview, page 271

4. We note your disclosure on page F-52 that for the 2022/2023 harvest, given current market conditions, the Group expects the volume of fertilizers sold by the Group to be adversely affected, which may adversely affect Group`s results of operations. Please expand your overview to include a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned
         primarily in evaluating the company   s financial condition and
operating results. Discuss
         material business opportunities, challenges and risks, such as those presented by known
         material trends and uncertainties, on which the company   s executives
are most focused,
         and the actions they are taking in response to them. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350 on our website.
Lavoro Share Plan, page 332
FirstName LastNameLaurence Beltr  o Gomes
5. Please disclose whether the Business Combination will satisfy the Market Conditions in
Comapany
       orderNameLavoro     Limited
             for the options granted under the Lavoro Share Plan to vest. Please also file that plan as an exhibit.
December 14, 2022 Page 2
FirstName LastName
 Laurence Beltr  o Gomes
FirstName LastNameLaurence Beltr  o Gomes
Lavoro Limited
Comapany14,
December  NameLavoro
              2022     Limited
December
Page 3    14, 2022 Page 3
FirstName LastName
       You may contact Jeanne Bennett at 202-551-3606 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:      Manuel Garciadiaz, Esq.